                               Quality Systems, Inc. Money Purchase Pension Plan

                               AUDITED FINANCIAL STATEMENTS AND
                               SUPPLEMENTAL SCHEDULES

                               December 31, 1997

Quality Systems, Inc. Money Purchase Pension Plan

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

December 31, 1997

Financial Statements


   Report of Independent Auditors                            1
   Statement of Assets Available for Benefits                2
   Statement of Changes in Assets Available for Benefits     2
   Notes to Financial Statements                             3


Supplemental Schedules

   Schedule of Assets Held for Investment Purposes           6
   Schedule of Reportable Transactions                       7
   Nonexempt Party-in-Interest Transaction                   *
   Obligations in Default                                    *
   Leases in Default                                         *


   * The Plan's activities for the year ended December 31, 1997, did not include any such transactions under the definitions in the Department of Labor regulations, and, accordingly, these schedules are not presented.

                         Report of Independent Auditors

The Plan Administrator
Quality Systems, Inc. Money Purchase Pension Plan

We have audited the accompanying statement of assets available for benefits of the Quality Systems, Inc. Money Purchase Pension Plan (the "Plan") as of December 31, 1997 and the related statement of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1997, and the changes in its assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                             /S/ Ernst & Young LLP

Austin, Texas
June 19, 1998

STATEMENT OF ASSETS AVAILABLE FOR BENEFITS

     ASSETS

Norwest mutual fund:
  Stable Return Fund                                       $1,476,434

Contributions receivable                                      533,315
                                                           ----------

    Total assets available for benefits                    $2,009,749
                                                           ==========


STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 1997


     ADDITIONS

Employer contributions                                     $2,009,043

Net realized and unrealized gain on investments                   706
                                                           ----------

Net increase in fund                                        2,009,749

Net assets available for benefits at beginning of year             --
                                                           ----------

Net assets available for benefits at end of year           $2,009,749
                                                           ==========

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

Note A -- Description of the Plan

The following description of the Quality Systems, Inc. Money Purchase Pension Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan established by Quality Systems, Inc. (QSI, the Company, or Plan Sponsor) on January 1, 1997. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Participants

Substantially all employees of the Company are eligible to participate in the Plan upon employment. Effective January 1, 1998, employees of the Company who are assigned to the Software Center of Excellence on or after January 1, 1998, are excluded from participation in the Plan.

     Contributions

Participants must be employed by the Plan Sponsor on the last day of the Plan year to receive a contribution. The Company contribution is equal to 5.24% of covered compensation up to the Social Security wage base, and 10.48% of covered compensation in excess of the Social Security wage base up to the covered compensation limits. Participants are 100% vested in the Company's contributions and earnings thereon after four years of credited service. Participants who terminate employment due to retirement, death, or disability become fully vested in employer contributions and earnings thereon.

Upon termination, nonvested amounts are forfeited to the Plan and allocated among active plan participants on the last day of each plan year.

     Distributions

Upon retirement, death, or disability, benefits are distributed in monthly, quarterly, or annual installments, in a lump sum, or in a nontransferrable annuity contract, as elected by the participant or his/her beneficiary. Benefits are based upon the balance of the participant's account.

     Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

     Investment Options

Contributions made by the Plan Sponsor may be directed by the participant to any of the ten investment options:

          Norwest Stable Return Fund -- Invests in fixed income securities.

          Norwest Growth Equity Fund -- Invests in large company growth stocks, small company stocks and international stocks.

          Norwest Small Cap Opportunities Fund -- Invests all assets in the Schroder U.S. Smaller Companies Portfolio, a series of Schroder Capital Funds, itself a registered open-end management investment company.

          Vanguard Wellington Fund -- Invests 60-70% of assets in equity securities and 30-40% in fixed income securities.

          Vanguard Institutional Index Fund -- Invests in equity securities of companies in the Standard & Poor's 500 Composite Stock Price Index. The fund holds all of the 500 underlying securities in proportion to their weighting in the Index.

          Vanguard Windsor II Fund -- Invests in equity securities of companies that are undervalued or out-of-favor.

          Vanguard International Growth Fund -- Invests in stocks of companies based outside the United States that have above-average growth potential. 60-70% of the fund is invested in small- to medium-sized companies, and the remainder is invested in liquid, large capitalization stocks.

          T. Rowe Price Spectrum Income Fund -- Invests primarily in domestic bond funds and in a foreign bond fund. Up to 25% of fund assets may be allocated to a stock fund.

          Fidelity Contrafund -- Invests in equity securities of companies that are undervalued or out-of-favor.

          Tracor Stock Fund -- Invests in Tracor, Inc. common stock.

Note B -- Significant Accounting Policies

     Investments

The Plan's investments are stated at fair value. Shares of publicly traded mutual funds (registered investment companies) are valued at quoted market prices which represent the net asset value (redemption value) of shares held by the Plan at year-end.

Security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recognized on the ex-dividend date. Interest income is recognized when earned. Net gains or losses from security transactions are computed using the average cost method based on the beginning market value.

     Distributions

Distributions to participants are recorded by the Plan when actual payment is made.

     Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

Note C -- Federal Income Taxes

The Plan has not yet obtained a tax determination letter from the Internal Revenue Service, however, the Plan Sponsor believes the Plan is currently designed and being operated in compliance with the requirements of the Internal Revenue Code.

Note D -- Investments

Investments held in trust at December 31, 1997 by Norwest Bank, trustee of the Plan, are as follows:

     Investment Description

     Norwest Stable Return Fund     $1,476,434

Note E -- Year 2000 Issue (Unaudited)

The Plan Sponsor has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Plan Sponsor currently expects the project to be substantially complete by early 1999. The Plan Sponsor does not expect this project to have a significant effect on plan operations.

Note F -- Subsequent Event

Subsequent to year end, the Plan Sponsor was acquired by General Electric Corporation, p.l.c. of the United Kingdom. As of the report date, no decision has been made to change, merge or terminate the Plan.

SUPPLEMENTAL SCHEDULES

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 1997

                                                          Current
Identity of Issue             Description of Investment     Cost        Value
----------------------------  -------------------------  ----------  ----------

* Norwest Stable Return Fund  58,801 shares, mutual
                               fund, share value $25.11  $1,475,728  $1,476,434
                                                         ----------  ----------

    Total assets held for investment                     $1,475,728  $1,476,434
                                                         ==========  ==========

* Indicates party-in-interest to the Plan

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 1997



                                                                         Current
                                                                         Value of
                                                                         Asset on
                                                                          Trans-
   * Identity of     Description     Purchase    Selling      Cost of     action      Net
   Party Involved     of Asset        Price       Price        Asset       Date      Gain
   --------------  ---------------  ----------  ----------  ----------  ----------  ------

   Category (i)
   ------------

                   Norwest Bank
                   Stable
                   Return Fund      $1,475,728              $1,475,728  $1,475,728

   There were no category (ii), (iii), or (iv) reportable transactions during the year ended
   December 31, 1997.

   * All transactions on market.


                              QUALITY SYSTEMS, INC.
                           MONEY PURCHASE PENSION PLAN

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                             Quality Systems, Inc. Money
                                             Purchase Pension Plan


Date:  June 26, 1998                         By: /s/ Peter Price
                                                 ------------------------------
                                                 Peter Price
                                                 Treasurer